October 14, 2005
Owen Pinkerton, Esq.,
     Securities and Exchange Commission,
          100 F Street, N.E.,
               Washington, D.C. 20549.

Re:	IntercontinentalExchange, Inc.—Form S-1 (File No. 333-123500)
Dear Mr. Pinkerton:
     On behalf of our client, IntercontinentalExchange, Inc. (the “Company”), we enclose herewith Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and the Company’s response to the staff’s comment letter (the “Comment Letter”) dated June 30, 2005 concerning the Company’s Registration Statement. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 4. References to page numbers herein are references to page numbers in Amendment No. 4.
IntercontinentalExchange, Inc.
Financial Statements and Notes, pages F-1 — F-37
Note 9, Redeemable Stock Put, page F-22
1.	We note that you have not disclosed an estimated offering price. Please confirm that you will adjust the redemption amount related to your redeemable stock put once you have specified the estimated offering price range.
     Response

IntercontinentalExchange, Inc.

As disclosed in Amendment No. 4, the anticipated initial public offering price per share will be between $18.00 and $20.00 (after giving effect to a reverse stock split expected to be approved at a ratio of one-for-four that will become effective immediately prior to the completion of the offering). See the cover page of the prospectus. Assuming favorable market conditions, the Company currently expects to complete the offering in mid-November 2005.
In addition, the Company has updated Amendment No. 4 to include its financial results for the six month period ended June 30, 2005. As disclosed in Amendment No. 4, the Company has adjusted the redeemable stock put to its redemption amount at each balance sheet date. Any adjustment to the redemption amount is recorded to retained earnings, or in the absence of positive retained earnings, additional paid-in-capital. As of June 30, 2005, the Company valued the redeemable stock put at $24.2 million, representing an increase of $6.6 million from December 31, 2004, resulting from an increase in the estimated fair value of the Company’s common stock from $8.00 per share (or $2.00 per share without giving effect to the one-for-four reverse stock split) as of December 31, 2004 to $11.00 per share (or $2.75 per share without giving effect to the one-for-four reverse stock split) as of June 30, 2005. See pages F-3, F-4 and F-22 of the prospectus. The increase in the estimated fair value of the Company’s common stock was due to several factors, among others, including the closure of the Company’s open-outcry trading floor in April 2005 and the increase in its futures trading volumes in May and June 2005, and a 42% increase in consolidated revenues in the second quarter of 2005 as compared to second quarter of 2004.
As discussed with the staff, the Company expects to file Amendment No. 5 to the Company’s Registration Statement on or about October 21, 2005 to update its financial results for the nine month period ended September 30, 2005. The Company advises the staff that, as a preliminary matter, the value of the redeemable stock put is expected to increase by 118% resulting from a corresponding increase in the estimated fair value of the Company’s common stock to $17.40 per share (or $4.35 per share without giving effect to the one-for-four reverse stock split) as of September 30, 2005 from December 31, 2004 (which would represent an increase of 58% as of September 30, 2005 from June 30, 2005). The anticipated increase in the estimated fair value of the Company’s common stock as of September 30, 2005 is due to several factors, including those referenced above, as well as the continued increase in both futures and OTC trading volumes and related revenues (representing over a 20% increase in consolidated revenues in the third quarter of 2005 as compared to the second quarter of 2005), improved market conditions, NYMEX’s opening of a London-based physical trading floor in September 2005, which did not attract significant liquidity (representing less than 3% of the Company’s futures volumes) and, of particular significance, the settlement and dismissal of the EBS and NYMEX litigations, respectively, in September 2005. The September 30, 2005 estimated fair value of the Company’s common stock was supported by an analysis performed by an independent third-party professional services firm, with $17.40

IntercontinentalExchange, Inc.

per share (or $4.35 per share without giving effect to the one-for-four reverse stock split) at the high end of its estimated valuation range.
The Company believes that the difference between its preliminary estimated fair value of its common stock of $17.40 per share (or $4.35 per share without giving effect to the one-for-four reverse stock split) as of September 30, 2005 and the currently estimated initial public offering price of $18.00 to $20.00 per share is largely attributable to (i) an implied liquidity discount attributable to the Company’s status as a private company with an initial public offering expected in mid-November; (ii) the anticipated continuation of improved market conditions; (iii) the anticipated improved competitive position of ICE relative to NYMEX in London-based futures trading; and (iv) the expected continuation of improved trading volumes in both futures and OTC markets, and the resulting increase in consolidated revenues.
The Company advises the staff that for so long as the redeemable stock put remains outstanding, the Company will continue to adjust the put to its redemption amount as of each subsequent valuation date.
* * * *
     Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175. Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by facsimile to (212) 558-3588 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,
/s/ Catherine M. Clarkin

cc:	Johnathan H. Short (IntercontinentalExchange, Inc.)

David B. Harms David J. Gilberg (Sullivan & Cromwell LLP)

William F. Gorin (Cleary Gottlieb Steen & Hamilton LLP)